UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐	No ☒

TABLE OF CONTENTS

1. Intelligent Content Enterprises Inc. Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended May 31, 2016, as filed on Sedar on July 28, 2016.

2. Intelligent Content Enterprises Inc. Management’s Discussion and Analysis for the Three and Nine Months Ended May 31, 2016, as filed on Sedar on July 28, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 28, 2016.	INTELLIGENT CONTENT ENTERPRISES INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

(formerly: Eagleford Energy Corp.)

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2016

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Intelligent Content Enterprises Inc., (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited

	May 31, 2016	August 31, 2015

Assets
Current assets
Cash	$332,838	$32,192
Trade and other receivables	30,182	51,323
Marketable securities (Note 7)	1	9,600
Total current assets	363,021	93,115
Non-current assets
Intangible assets (Note 5)	9,530,250	-
Total non-current assets	9,530,250	-

Total Assets	$9,893,271	$93,115

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Trade and other payables	$268,649	$1,630,809
Shareholders' loans (Note 9 and 10)	-	339,588
Loans payable (Note 10)	-	1,063,105
Provisions (Note 12)	-	11,563
Derivative liabilities (Note 11)	-	281,210
Total current liabilities	268,649	3,326,275

Shareholders' equity (deficiency)
Share capital (Note 13 a)	31,872,234	9,997,792
Share purchase warrants (Note 13 b)	4,429,258	801,079
Share purchase options (Note 13 d)	828,334	272,553
Contributed surplus (Note 13 e)	4,170,458	3,829,105
Available-for-sale reserve	-	(110,525)
Accumulated deficit	(31,675,662)	(18,023,164)
Total shareholders' equity (deficiency)	9,624,622	(3,233,160)

Total Liabilities and Shareholders' Equity (Deficiency)	$9,893,271	$93,115
Going Concern (Note 1)
Related Party Transactions and Balances (Note 9)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015

Expenses
Research, content development and technology support	$91,700	$-	$91,700	$-
Hosting and technology services	43,382	-	43,382	-
General and administrative	99,816	45,723	239,578	272,054
Interest	-	73,884	12,812	202,333
Loss (gain) on foreign exchange	1,930	(2,876)	21,779	286,136
Loss on settlement of debt (Note 9 and 10 )	-	-	13,474,507	-
Impairment loss on marketable securities (Note 7)	-	-	120,124	-
Gain on derecognition of financial liabilities (Note 16 c)	-	-	(893,990)	-
Gain on disposal of subsidiary (Note 16 b)	-	-	(68,489)	-
Stock based compensation	615,924	-	615,924	84,520
Stock based compensation-non employees	-	-	-	28,173
Loss on derivative liabilities	-	738,652	-	250,701
Accretion of convertible secured note	-	327,793	-	475,755
Gain on settlement of litigation	-	(120,125)	-	(120,125)
Unealized loss on marketable securities	-	53,518	-	53,518
	852,752	1,116,569	13,657,327	1,533,065

Net loss from continuing operations	(852,752)	(1,116,569)	(13,657,327)	(1,533,065)
Net income (loss) from discontinued operations net of tax (Note 16 a,b)	-	(4,750,694)	4,829	(4,754,118)
Net loss	(852,752)	(5,867,263)	(13,652,498)	(6,287,183)

Other comprehensive income (loss)
Item re-classified to statement of operations
Impairment loss on marketable securities (Note 7)	-	-	110,525	-
Foreign currency translation
Discontinued operations	-	(17,235)	-	691,207
Total other comprehensive income (loss)	-	(17,235)	110,525	691,207

Net loss and comprehensive loss	$(852,752)	$(5,884,498)	$(13,541,973)	$(5,595,976)

Earnings (loss) per share, basic
Continuing operations	$(0.022)	$(0.403)	$(0.591)	$(0.554)
Discontinued operations	$-	$(1.717)	$-	$(1.718)
Total loss per share, basic	$(0.022)	$(2.120)	$(0.591)	$(2.272)

Earnings (loss) per share, diluted
Continuing operations	$(0.022)	$(0.403)	$(0.591)	$(0.554)
Discontinued operations	$-	$(1.717)	$-	$(1.718)
Total loss per share, diluted	$(0.022)	$(2.120)	$(0.591)	$(2.272)

Weighted average shares outstanding, basic	38,379,842	2,767,640	23,099,092	2,767,640
Weighted average shares outstanding, diluted	57,530,491	6,088,376	39,678,541	2,767,640

* Reflects the February 1, 2016 one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
(Expressed in Canadian Dollars)
Unaudited

	SHARE	SHARE					FOREIGN			TOTAL
	CAPITAL	CAPITAL					CURRENCY			SHARE-
	Number of	Number of		SHARE	SHARE	CONTRI-	TRANS-			HOLDERS'
	Common	Preferred	SHARE	PURCHASE	PURCHASE	BUTED	LATION	AVAILABLE	ACCUMULATED	EQUITY
	Shares*	Shares*	CAPITAL	WARRANTS	OPTIONS	SURPLUS	RESERVE	FOR SALE	DEFICIT	(DEFICIENCY)
			$	$	$	$	$	$	$	$
Balance, August 31, 2014	2,767,637	-	9,072,181	1,970,968	170,972	1,389,898	4,692	-	(15,328,146)	(2,719,435)
Stock options expired	-	-	-	-	(11,112)	11,112	-	-	-	-
Stock based compensation	-	-	-	-	112,693	-	-	-	-	112,693
Warrants expired	-	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Foreign currency translation -discontinued operations	-	-	-	-	-	-	691,207	-	-	691,207
Derivative warrants expired	-	-	-	-	-	535,542	-	-	-	535,542
Net loss for the period, continuing operations	-	-	-	-	-	-	-	-	(1,533,065)	(1,533,065)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	-	(4,754,118)	(4,754,118)
Balance, May 31, 2015	2,767,637	-	9,072,181	801,079	272,553	3,106,441	695,899	-	(21,615,329)	(7,667,176)
Derivative warrants expired	-	-	-	-	-	722,664	-	-	-	722,664
Shares issued as debt extinguishment	1,000,000	-	925,611	-	-	-	-	-		925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation -discontinued operations	-	-	-	-	-	-	(695,899)	-	-	(695,899)
Net income for the period, continuing operations	-	-	-	-	-	-	-	-	3,600,508	3,600,508
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	-	(8,343)	(8,343)
Balance, August 31, 2015	3,767,637	-	9,997,792	801,079	272,553	3,829,105	-	(110,525)	(18,023,164)	(3,233,160)

Item re-classified to statements of operations -loss on marketable securities	-	-	-	-	-	-	-	110,525	-	110,525
Derivative warrants expired	-	-	-	-	-	281,210	-	-	-	281,210
Shares issued as debt extinguishment	9,543,110	-	6,371,457	-	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	-	50,000	-	-	-	-	-	-	50,000
Shares issued as anti-dilution provision	10,329,983	-	4,542,981	3,339,091	-	-	-	-	-	7,882,072
Units issued as private placement	100,000	-	8,654	21,346	-	-	-	-	-	30,000
Units issued as debt extinguishment	1,505,190	-	638,295	582,414	-	-	-	-	-	1,220,709
Shares issued for acqusition of DWF Assets, net of costs	12,500,000	5,750,000	9,499,700	-	-	-	-	-	-	9,499,700
Exercise of warrants	448,683	-	763,355	(314,672)	-	-	-	-	-	448,683
Stock options expired	-	-	-	-	(60,143)	60,143	-	-	-	-
Stock based compensation	-	-	-	-	615,924	-	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	-	-	(13,657,327)	(13,657,327)
Net income for the period, discontinued operations	-	-	-	-	-	-	-	-	4,829	4,829
Balance, May 31, 2016	38,694,603	5,750,000	31,872,234	4,429,258	828,334	4,170,458	-	-	(31,675,662)	9,624,622

* Reflects the February 1, 2016 one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Unaudited

	Six Months Ended
	May 31
	2016	2015

Cash provided by (used in)
Operating activities
Net loss	$(13,652,498)	$(6,287,183)
Items not involving cash:
Loss on settlement of debt (Note 9 and 10)	13,474,507	-
Impairment loss on marketable securities (Note 7)	120,124	-
Gain on derecognition of financial liability (Note 16 c)	(893,990)	-
Gain on disposal of subsidiary (Note 16 b)	(68,489)	-
Depletion and accretion	-	930
Loss on derivative liabilities	-	250,701
Accretion of secured note	-	475,755
Decomissioning obligation expenditure	-	(205)
Stock based compensation	615,924	112,693
Gain on settlement of litigation	-	(120,125)
Unealized loss on marketable securities	-	53,518
Impairment loss on exploration and evaluation assets	-	4,720,194
Net changes in non-cash working capital (Note 14)	181,066	330,633
Net cash used in operating activites	(223,356)	(463,089)

Investing activities
Additions to exploration and evaluation assets, net of recoveries	-	47,152
Restricted cash	-	(31,163)
Net cash provided by investing activities	-	15,989

Financing activities
Warrants exercised	448,683	-
Private placement of shares, net of share issue costs	50,000	-
Private placement of units, net of share issue costs	30,000
Loans payable, net	-	190,841
Shareholders' loans, net	-	187,824
Net cash provided by financing activities	528,683	378,665

Increase (decrease) in cash for the period	305,327	(68,435)
Effect of exchange rate changes on cash	(4,681)	(22,541)
Cash, beginning of period	32,192	103,215
Cash, end of period	$332,838	$12,239

Supplemental Cash Flow Information and Non Cash Transactions (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) (“ICE” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned subsidiary Digital Widget Factory Inc., the Company operates an expanding portfolio of web sites under the primary URL www.digiwidgy.com. Digital Widget Factory Inc., is a global, multi-language proprietary online content creation, management and advertising platform that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices (Note 5).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the OTCQB under the symbol ICEIF.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of seeking additional opportunities and ventures of merit and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of further development opportunities.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At May 31, 2016, the Company had working capital of $94,372 (August 31, 2015 working capital deficiency: $3,233,160) and an accumulated deficit of $31,675,662 (August 31, 2015: $18,023,164). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements. As at and for the period ended May 31, 2016, the Company received $448,663 upon the exercise of common share purchase warrants, $80,000 in private placement proceeds and settled approximately $2,054,350 in debt (Note 10 and 16 b).

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors on July 27, 2016.

Basis of Preparation

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim condensed consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2015. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2015, could result in restatement of these unaudited condensed interim consolidated financial statements.

5

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The unaudited interim condensed consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiary, Digital Widget Factory Inc., (incorporated February 29, 2016 in the Province of Ontario) (“DWF Ontario”) and DWF Ontario’s three inactive wholly-owned Florida subsidiaries Yadmark Inc., Yaffiliate Marketing Services Inc., and Langulas Inc.

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta. The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company, and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company, were disposed of effective August 31, 2015 and Dyami Energy LLC (“Dyami Energy”) was dissolved effective April 3, 2014 (Note 16).

3.	Significant Accounting Policies and Newly Adopted Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2015. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended August 31, 2015, and the newly adopted accounting policies described below:

Intangible assets

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets which have a finite useful life are amortized over the useful economic life of the asset and are stated at cost less accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits is accounted for by changing the amortization period or method, as appropriate, and adjusted prospectively.

Amortization is calculated using the straight-line basis over the estimated useful life of the asset. The Company has elected to amortize the technology over 5 years.

Intangible assets with indefinite useful lives are not amortized. The assessment of indefinite life is reviewed at each reporting date to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

6

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

5.	Intangible Assets

The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Acquisition Agreement”). The Series A preferred shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

The essential component of the Acquired Assets is a proprietary intelligent content platform ( the “Technology”) developed by Digital Widget Factory Inc. and evidenced by an expanding portfolio of websites under the primary URL www.digiwidgy.com. A third party licence facilitates multi-language conversion of the content in the websites created by the Technology (the “DWF Technology”). The Company did not assume any of the liabilities of the Vendor in the transaction. The DWF Technology is comprised of a cloud based, global proprietary online content creation, management and advertising platform that powers online user and engagement programs globally in over 50 languages in real-time to desktop, mobile and portable devices. The DWF Technology delivers engagement in language of choice, determined by the user’s system and location based opportunities determined by the user’s location, creating potentially increased interaction and revenue opportunities over conventional single language programs.  The Technology also provides increase economies of scale in the “production” of content, as it localizes the user experience on a technical, rather than a human process, increasing cost efficiencies and increasing speed to global markets.

The Company’s business model is to create, source and secure commercial content, internally and externally and obtain commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017 (the “Escrow Agreement”).

The Vendor may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Vendor shall be permitted to make sales of up to 25% of the Purchase Price Shares in each successive three month period. If the Vendors sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

7

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The fair value of the transaction was estimated at approximately $9,530,250 and paid through the issuance by the Company of the Purchase Price Shares. In arriving at the estimated fair value of the Purchase Price Shares on the effective date of the acquisition, the Company discounted the market value of the Purchase Price Shares after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. The purchase price allocation to the fair value of the assets acquired as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A Preferred Shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses*	$30,550

*Transaction costs were recorded as a reduction in share capital

6.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2016	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net loss, continuing operations	(852,752)	-	(852,752)	(13,657,527)	-	(13,657,527)
Net income, discontinued operations	-	-	-	4,829	-	4,829
Net loss	(852,752)	-	(852,752)	(13,652,498)	-	(13,652,498)

May 31, 2015
Net loss, continuing operations	(1,116,569)	-	(1,116,569)	(1,553,065)	-	(1,533,065)
Net loss, discontinued operations	4,384	(4,755,078)	(4,750,694)	19,490	(4,773,608)	(4,754,118)
Net loss	(1,112,185)	(4,755,078)	5,867,263	(1,513,575)	(4,773,608)	(6,287,183)

As at May 31, 2016	$ Canada	$ United States	$ Total
Total Assets	9,893,271	-	9,893,271
Total Liabilities	(268,649)	-	(268,649)

As at August 31, 2015	$ Canada	$ United States	$ Total
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

7.	Marketable Securities

As at May 31, 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the nine month period ended May 31, 2016, the Company re-classified the loss of $110,525 to the statement of operations together with a further impairment of $9,599.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,599)
Market value, May 31, 2016	$1

8

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

8.	Exploration and Evaluation Assets

Cost
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Deconsolidation of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015 and May 31, 2016	$-

The Company’s exploration and evaluation assets were located in Texas, USA. On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase and a total of 340 acres were held as production units. Accordingly, the Company wrote the lease down to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 10 and16 a).

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Short term employee benefits (1)	$15,000	$37,500	$45,000	$112,500
Directors stock based compensation (2)	615,924	-	615,924	84,520
	$630,924	$37,500	$660,924	$197,020

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2016	August 31, 2015
Short term employee benefits (1)	$25,000	$125,000
	$25,000	$125,000

(1)     During the year ended August 31, 2015, the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees. Commencing September 1, 2014, the Company accrued management fees for the President of the Company at a rate of $5,000 per month. On February 26, 2016, the President assigned $145,000 of management fees to an arms-length third party.

(2)     On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors of the Company. The options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. The options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021 (Note 13 d).

As at May 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $6,500 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company (Note 10).

9

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

As at May 31, 2016, the Company had a promissory note payable to the President of the Company of $Nil (August 31, 2015: $10,000). For the period ended May 31, 2016, the Company recorded interest on a promissory note to the President of $247 (August 31, 2015: $838). As at February 29, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the President 1,140,000 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the President converted $38,239 in outstanding debt into 119,263 units in the capital of the Company (Note 10).

As at May 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $339,588 (US$249,250). For the period ended May 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was allocated to common shares in the amount of $1,830,983 and $1,468,190 was recorded as loss on settlement of debt in the statement of operations. The President of the Company is a major shareholder, officer and a director of Core.

10.	Secured Note Payable, Shareholders’ Loans, Notes Payable and Debt Conversion

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a). The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 13 a)	(925,611)
$-

10

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Shareholder Loans

As at May 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the period ended May 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at May 31, included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $7,882,072 was allocated to the common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015*
Market value on valuation date	$1.12
Contractual exercise rate	$1.00
Term (years)	1.79 Years
Expected market volatility	209.66%
Risk free rate using zero coupon US Treasury Security rate	0.90%

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Loans Payable

As at May 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the period ended May 31, 2016, the Company recorded interest on the loans payable of $4,945. As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

11

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations The units are subject to the terms and conditions of a Lock up and Leak out agreement. Under the terms of Lock up and Leak out agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

11.	Derivative Liabilities

Derivative Warrant Liabilities

At May 31, 2016, the Company had no derivative liabilities (August 31, 2015: $281,210). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a financial liability and the fair value movement during the period was recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $*
As at August 31, 2014	74,383	1,325,307	37.40
Warrants expired	(61,335)	(1,258,206)	(46.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	13,048	281,210	46.66
Warrants expired	(13,048)	(281,210)	(46.66)
As at May 31, 2016	-	-	-

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

12

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2015:

Number of Warrants*	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Derivative Unit Liabilities

As at February 29, 2016 and August 31, 2015, the Company had no derivative unit liabilities.

12.	Provisions

Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Deconsolidation of 1354166 Alberta.( Note 16 b)	(11,563)
Balance, May 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligation was estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company had no decommissioning obligations at May 31, 2016 (August 31, 2015: $11,563 based on an undiscounted total future liability of $11,563).

13.	Share Capital and Reserves

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. On February 29, 2016, the Company filed articles of amendment, amending the attributes of the preferred shares.

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

13

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number*	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note 13 b (b))	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note 13 b (c))	9,543,110	6,371,457
Common shares issued as private placement(Note 13 b (d))	500,000	50,000
Common Shares issued as anti-dilution provision (Note 13 b (e))	10,329,983	4,542,981
Common shares issued as private placement (Note 13 b (f))	100,000	8,654
Common shares issued as debt extinguishment (Note 13 b (g))	1,505,190	638,295
Common shares issued on acquisition of DWF Technology (Note 13 b (h))	12,500,000	5,040,575
Common shares issued on exercise of warrants (Note 13 b (i))	448,683	763,355
Balance May 31, 2016	38,694,603	27,413,109

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Preferred Shares Issued:

The following table sets out the changes in the Series A Preferred Shares during the respective periods:

	Number of Preferred Shares	Amount $ Allocated to Common Shares	Amount $ Allocated to Warrants	Total $ of Preferred Shares
Balance, August 31, 2014 and 2015	-	-	-	-
Series A Preferred Shares issued on acquisition of DWF Technology ( Note 13 b (h))	5,750,000	2,331,625	2,127,500	4,459,125
Balance May 31, 2016	5,750,000	2,331,625	2,127,500	4,459,125

The Series A Preferred Shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years. The estimated fair value of the units underlying the Series A Preferred Shares of approximately $4,459,125 was derived from the market value of the Company’s common shares and discounted after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. In addition, significant assumptions were also utilized in the Binomial Lattice process for the warrant component of the Series A Preferred Shares as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2016		August 31, 2015
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note 13 b (a)	-	-	(191,500)	$5.00
Warrants issued (Note 13 b (e))	5,164,992	$1.00	-	-
Warrants issued (Note 13 b (f))	100,000	$0.35	-	-
Warrants issued (Note 13 b (g))	1,505,190	$0.35	-	-
Warrants exercised (Note 13 b (i))	(448,683)	$1.00	-	-
Balance, end of period	7,059,355	$0.85	737,856	$1.00

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

14

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

(a)           On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)           Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611 (Note 10).

(c)           Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations (Note 10).

(d)           Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(e)           Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations (Note 10).

(f)           On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(g)           On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations. The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(h)           Effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., a Belize company in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares. The Series A preferred shares are convertible into units of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire an additional common share of the Company for $0.35 for up to 3 years (the “Purchase Price Shares”). The fair value of the transaction was estimated at approximately $9,499,700 (net of transaction costs of $30,550) and allocated to common shares in the amount of $5,040,575 and Preferred Shares in the amount of $4,459,125. All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement (Note 5).

(i)            During the quarter ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $448,683. The amount allocated to warrants using a Binomial Lattice model was $314,672.

15

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the outstanding warrants as at May 31, 2016 and August 31, 2015, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,454,165	$1.00	August 30, 2017	1.25	3,825,498
1,605,190	$0.35	March 1, 2019	2.75	603,760
7,059,355	$0.85		1.59	4,429,258

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Six Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Weighted Average Shares Outstanding, basic*	38,379,842	2,767,640	23,099,092	2,767,640
Weighted Average Shares Outstanding, diluted*	57,530,491	6,088,376	39,678,541	2,767,640

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price*
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, May 31, 2016	383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The following table is a summary of the Company's stock options outstanding and exercisable as at May 31, 2016 and August 31, 2015, respectively:

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	8,000	$0.33	0.75	February 17, 2017	8,000	$0.33
$1.20	75,000	$0.23	3.45	November 11, 2019	75,000	$0.23
$2.19	300,000	$1.72	4.84	March 31, 2021	300,000	$1.72
	383,000	$2.28	4.48		383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

16

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	10,000	$16.40	1.50	February 17, 2017	10,000	$16.40
$1.20	100,000	$1.20	4.20	November 11, 2019	100,000	$1.20
	110,000	$2.50	3.95		110,000	$2.50

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021. The Company recorded non-cash stock based compensation expense of $615,924.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	April 1, 2016	November 12, 2014*
Weighted average fair value per option	$2.05	$1.10
Weighted average risk free interest rate	0.70%	1.54%
Forfeiture rate	0%	0%
Weighted average expected volatility	165.35%	287.49%
Expected life (years)	5	5
Dividend yield	Nil	Nil

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount $
Balance, August 31, 2014	1,389,898
Stock options expired (Note 13 d)	11,112
Warrants expired (Note 13 b)	1,169,889
Derivative warrants expired (Note 11)	1,258,206
Balance, August 31, 2015	3,829,105
Derivative warrants expired (Note 11)	281,210
Stock options expired (Note 13 d)	60,143
Balance, May 31, 2016	4,170,458

17

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

14.	Supplemental Cash Flow Information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	May 31, 2016 ($)	May 31, 2015 ($)
Derivative warrants expired	281,210	535,542
Warrants expired	-	1,169,889
Units issued as anti-dilution provision	7,882,072	-
Shares issued to settle debt	6,371,457	-
Units issued as debt extinguishment	1,220,709	-
Shares issued for acquisition of DWF Technology	7,374,550	-
Stock based compensation	615,924
Stock options expired	60,143	11,112

The following table summarizes the changes in non-cash working capital for the periods set out:

Changes in non-cash working capital	May 31, 2016 ($)	May 31, 2015($)
Trade and other receivables	21,141	127,785
Trade and other payables	159,925	380,652
Deferred revenue	-	(177,804)
Net change	181,066	330,633

15.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables are normally collected within one to three months of the bill being issued. Historically, the Company has not experienced any collection issues with its receivables to date. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	May 31, 2016 ($)	August 31, 2015 ($)
Cash	332,838	32,192
Trade and other receivables	30,182	51,323
Balance	363,020	83,515

18

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	268,649	-	-	-	-
Total	268,649	-	-	-	-

August 31, 2015	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,630,809	1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	3,033,502	3,033,502	-	-	-

(1)      Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative financial instruments to mitigate this risk.

(i)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the periods set out:

	May 31, 2016 ($)	May 31, 2015 ($)
Cash	1,560	-
Restricted cash	-	25,000
Trade and other receivables	8,109	11,426
Trade and other payables	110,047	(897,306)
Prepaid expenses and deposits	-	1,614
Loan payable	-	(121,000)
Shareholders’ loans	-	(932,750)
Derivative liabilities	-	(4,530,469)
Exploration and evaluation assets	-	679,544
Secured convertible note	-	(384,588)
Provisions	-	(69,690)
Net assets denominated in US$	119,716	(6,218,219)
Net asset CDN dollar equivalent at period end (1)	156,827	(7,751,010)

(1)           Translated at the exchange rate in effect at May 31, 2016 $1.31 (May 31, 2015 $1.2465)

19

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	May 31, 2016		May 31, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(10,272)	10,272	(122,482)	122,482
10%	(20,544)	20,544	(244,965)	244,965
15%	(30,817)	30,817	(367,447)	367,447

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, trade and other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	May 31, 2016		August 31, 2015
Financial Instrument Classification	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	332,838	332,838	32,192	32,192
Derivative liabilities	-	-	281,210	281,210
Loans and receivables:
Trade and other receivables	30,182	30,182	51,323	51,323
Other financial liabilities:
Trade and other payables	268,649	268,649	1,630,809	1,630,809
Shareholders’ loans	-	-	339,588	339,588
Loans payable	-	-	1,063,105	1,063,105
Provisions	-	-	11,563	11,563

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

20

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow generated. As such, the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt or adjust capital spending.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at February 29, 2016 and August 31, 2015, the Company considered its capital structure to comprise of shareholders’ equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended May 31, 2016. The Company is not subject to any externally imposed restrictions on its capital requirements.

16.	Discontinued Operations and Dissolution of Subsidiary

a	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement (the “Loan Agreements”) dated August 31, 2014, the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc. At August 31, 2015, the Company was unable to pay the Note of $1,608,149 plus interest of $154,179, totaling $1,762,328 which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 with the following terms:

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
(2)	Issue 10,000,000 shares of common stock of the Company.

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Expenses
Accretion	$-	$462	$-	$930
General and administrative	-	34,422	3,902	52,484
Impairment loss on exploration and evaluation assets	-	4,720,194	-	4,720,194
Loss from discontinued operations	-	(4,755,078)	(3,902)	(4,773,608)
Foreign currency translation		(17,235)	-	691,207
Comprehensive loss from discontinued operations	$-	$(4,737,843)	$(3,902)	$(4,082,401)
Loss per share basic and diluted from discontinued operations	$-	$(1.718)	$(0.000)	$(1.724)

21

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	Six Months Ended
	May 31
	2016	2015
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(3,902)	$(4,773,608)
Accretion	-	930
Impairment loss on exploration and evaluation assets	-	4,720,194
Net changes in non-cash working capital
Accounts receivable	-	66,205
Accounts payable	-	(65,435)
Deferred revenue	-	200,773
Cash provided by (used in) operating activities, discontinued operations	(3,902)	82,014

Investing activities
Additions to exploration and evaluation assets, net	-	47,152
Restricted cash		(31,163)
Cash used in investing activities, discontinued operations	-	(15,989)

Net cash provided by (used in) discontinued operations	$(3,902)	$98,003

The following table presents the effect of the de-consolidation of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at the effective date:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

Upon disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

b	Discontinued operations of 1354166 Alberta Ltd.

Concurrent with the purchase of DWF Technology, the Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867.

As a result the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (February 29, 2016) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

22

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the statements of operations and comprehensive income of 1354166 Alberta for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Revenue
Natural gas sales, net of royalties	$-	$11,904	$13,998	$37,264
Expenses
Operating costs	-	7,442	5,170	17,499
General and administrative	-	78	97	275
	-	(7,520)	(5,267)	17,774
Net income and comprehensive income from discontinued operations	$-	$4,384	$8,731	$19,490
Earnings per share basic from discontinued operations	$0.000	$0.002	$0.001	$0.007
Earnings per share diluted from discontinued operations	$0.000	$0.001	$0.001	$0.007

The following table presents the statements of cash flows of 1354166 Alberta for the periods set out:

	Nine Months Ended
	May 31
	2016	2015
Cash provided by (used in)
Operating activities
Net income from discontinued operations	$8,731	$19,490
Item not involving cash
Decommissioning obligation expenditure	-	(205)
Net changes in non-cash working capital
Accounts receivable	4,955	(23)
Accounts payable	14	465
Cash provided by operating activities, discontinued operations	13,700	19,727
Net cash provided by discontinued operations	$13,700	$19,727

The following table presents the effect of the de-consolidation of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company at the effective date:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489.

c	Dissolution of Dyami Energy LLC

As previously disclosed, the Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy Lease operations, hence the lease was considered impaired and during the year ended August 31, 2014 an impairment loss of $1,675,749 was recorded by Dyami Energy. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved.

The Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the in the unaudited interim condensed consolidated statements of operations.

23

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2016 and 2015
(Expressed In Canadian Dollars) (Unaudited)

17.	Subsequent Events

Subsequent to May 31, 2016, 70,000 common share purchase warrants were exercised for proceeds of $70,000.

Subsequent to May 31, 2016, the Company entered into a consulting agreement and as part of the consideration for the services the Company has issued 1,750,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of C$1.50 vesting 437,500 per quarter.

Subsequent to May 31, 2016, the Company’s wholly owned Ontario subsidiary, ICE Studio Productions Inc. signed an agreement with the YES Network and Catch Star Studios LLC to air Catch Star Studios LLC’s original programming series, Stars and PinStripes on the YES Network beginning in August. This new and original series will feature an elite cast of some of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences.

24

Item 2

(formerly: Eagleford Energy Corp.)

Management’s Discussion and Analysis

For the Three and Nine Months Ended

May 31, 2016

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) (“ICE” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on OTCQB under the symbol ICEIF.

DWF Technology

The Company entered into an asset purchase agreement pursuant to which effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., (the “Acquired Assets”) a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Acquisition Agreement”). The Series A preferred shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement.

The essential component of the Acquired Assets is a proprietary intelligent content platform ( the “Technology”) developed by Digital Widget Factory Inc. and evidenced by an expanding portfolio of websites under the primary URL www.digiwidgy.com. A third party licence facilitates multi-language conversion of the content in the websites created by the Technology (the “DWF Technology”). The Company did not assume any of the liabilities of the Vendor in the transaction. The DWF Technology is comprised of a cloud based, global proprietary online content creation, management and advertising platform that powers online user and engagement programs globally in over 50 languages in real-time to desktop, mobile and portable devices. The DWF Technology delivers engagement in language of choice, determined by the user’s system and location based opportunities determined by the user’s location, creating potentially increased interaction and revenue opportunities over conventional single language programs.  The Technology also provides increase economies of scale in the “production” of content, as it localizes the user experience on a technical, rather than a human process, increasing cost efficiencies and increasing speed to global markets.

The Company’s business model is to create, source and secure commercial content, internally and externally and obtain commercial partner content programs, which would utilize the DWF Technology to funnel such content to the market place. The Company’s revenue strategy is Content driven.

50% of the Purchase Price Shares (6,250,000 common shares and 2,875,000 Series A preferred shares are held in escrow as security until the earlier of (1) satisfaction by ICE of the Vendors indemnity obligations under of the Acquisition Agreement; (2) an order of a court of competent jurisdiction; or (3) termination date of Escrow Agreement on March 6, 2017 (the “Escrow Agreement”).

The Vendor may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the March 4, 2016 and ending on December 4, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, the Vendor shall be permitted to make sales of up to 25% of the Purchase Price Shares in each successive three month period. If the Vendors sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

The fair value of the transaction was estimated at approximately $9,530,250 and paid through the issuance by the Company of the Purchase Price Shares. In arriving at the estimated fair value of the Purchase Price Shares on the effective date of the acquisition, the Company discounted the market value of the Purchase Price Shares after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. The purchase price allocation to the fair value of the assets acquired as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 12,500,000 common shares	$5,071,125
Fair Value of Issuance of 5,750,000 Series A Preferred Shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses*	$30,550

*Transaction costs were recorded as a reduction in share capital

2

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2016, include the accounts of ICE, the legal parent, together with its wholly-owned subsidiary, Digital Widget Factory Inc., (incorporated February 29, 2016 in the Province of Ontario) (“DWF Ontario”) and DWF Ontario’s three wholly-owned Florida subsidiaries Yadmark Inc., Yaffiliate Marketing Services Inc., and Langulas Inc. All Intercompany balances and transactions have been eliminated on consolidation (see Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements).

Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta. The Company’s former subsidiaries, Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015. 1354166 Alberta and Zavala Inc., have been deconsolidated and presented as discontinued operations on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss and the Unaudited Interim Condensed Consolidated Statements of Cash Flows. The Company’s former Texas wholly-owned subsidiary Dyami Energy LLC was dissolved effective April 3, 2014 and the Company’s investment in Dyami Energy was deconsolidated from the Company’s Consolidated Financial Statements and presented as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 to the Unaudited Interim Condensed Consolidated Financial Statements).

The following Management’s Discussion and Analysis of ICE should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2016 and notes thereto. This Management’s Discussion and Analysis is dated July 27, 2016, and has been approved by the Board of Directors of the Company.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2016, were prepared using the same accounting policies and methods of computation as those described in our Consolidated Financial Statements for the year ended August 31, 2015. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2016 could result in restatement of the unaudited condensed interim consolidated financial statements

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2015. All amounts herein are presented in Canadian dollars, unless otherwise noted.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

3

OVERALL PERFORMANCE

Net loss from continuing operations for the nine months ended May 31, 2016, was $13,657,327, compared to a net loss of $1,533,065 for the nine months ended May 31, 2015. The increase in net loss during 2016, was primarily related to an increase in loss on settlement of debt of $13,474,507 compared to $Nil in 2015. The increase in loss on settlement of debt during 2016, was primarily attributed to the conversion of debt through the issuance of share capital in the Company at fair value and the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements.

During the period ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 for proceeds of $448,683.

Effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc.

On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.

Effective November 18, 2015, the Company issued 500,000 common shares in the capital of the Company at a price of $0.10 per share for gross proceeds of $50,000.

Effective November 18, 2015, the Company entered into debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company.

Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended May 31, 2016 to the risks and uncertainties as identified in the Management Discussion and Analysis and the Annual Report on Form 20F for the year ended August 31, 2015.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2016	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$268,649	-	-	-	-
Total	$268,649	-	-	-	-

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-
(1)	Translated at current exchange rate.

4

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt or adjust capital spending.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business. As at May 31, 2016 and August 31, 2015, the Company considered its capital structure to comprise of shareholders’ equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended May 31, 2016. The Company is not subject to any externally imposed restrictions on its capital requirements.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Research, Content Development and Technology Support

For the three months and nine months ended May 31, 2016, the Company incurred research, content development and technology support costs of $91,700 compared to $Nil in the prior comparable periods in 2015.

The increase in research, content development and technology support costs during 2016 is related to the acquisition of the DWF Technology effective February 29, 2016.

Hosting and Technology Services

For the three months and nine months ended May 31, 2016, the Company incurred hosting and technology costs of $43,382 compared to $Nil for the three and nine months ended May 31, 2015.

The increase in hosting and technology costs experienced in the three and nine months ended May 31, 2016, was a result of the costs associated with the operations of DWF Ontario.

General and Administrative Expenses

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Professional fees	$35,726	$(21,351)	$46,624	$37,398
Head office costs	25,500	25,500	76,500	76,500
Management fees	15,000	37,500	45,000	112,500
Transfer and registrar costs	1,074	3,460	4,546	5,991
Shareholders information	15,250	-	56,760	34,187
Office and general costs	2,466	614	4,158	3,478
Directors fees	-	-	1,200	2,000
Government fees and taxes	4,800	-	4,800	-
Total	$99,816	$45,723	$239,578	$272,054

General and administrative expenses for the three months ended May 31, 2016 were $54,093 higher to $99,816 compared to $45,723 for the three months ended May 31, 2015. The increase in expenses during the three month period in 2016, was primarily attributed to an increase in professional fees of $57,077 to $35,726 versus a recovery of professional fees of $21,351 for the prior three month period in 2015. Also during the three months ended May 31, 2016, the Company recorded an increase in shareholders information costs of $15,250 compared to $Nil for the same three month period in 2015. The increased shareholder information costs were primarily attributed to costs of the consolidation of the Company’s common shares on February 1, 2016. These increases were partially offset by a decrease in management fees of $22,500 to $15,000 compared to $37,500 for the same comparable period during 2015.

General and administrative expenses for the nine months ended May 31, 2016, decreased by $32,476 to $239,578 compared to $272,054 for the nine month period ended May 31, 2015. The decrease in 2016, was primarily attributed to a decrease in management fees of $67,500 to $45,000 compared to $112,500 for the nine month period in 2015. The decrease in management fees was partially offset by higher shareholder information costs of $22,573 to $56,760 compared to $34,187 incurred during the same nine month period ended May 31, 2015. During the nine month period in 2016, professional fees were higher by $9,226 to $46,624 compared to $37,398 for the same nine month period in 2015 as a result of increased activity due to the acquisition of the DWF Technology.

5

Interest Expense

For the three months ended May 31, 2016, the Company incurred interest costs of $Nil versus interest costs of $73,884 for the three months ended May 31, 2015.

For the nine months ended May 31, 2016, the Company incurred interest costs of $12,812 versus interest costs of $202,333 for the nine months ended May 31, 2015.

The decrease in interest costs during the three and nine months ended May 31, 2016 was primarily attributed to the extinguishment of a secured convertible note effective August 31, 2015, and the settlement of loans payable and shareholder loans payable during the current period.

Loss on Foreign Exchange

For the three months ended May 31, 2016, the Company recorded a loss on foreign exchange of $1,930 compared to a gain of $2,876 for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded a loss on foreign exchange of $21,779 compared to a loss of $286,136 for the same nine month period in 2015.

These foreign exchange losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company. The decrease in the loss on foreign exchange during 2016, is largely attributed to the disposition of Zavala Inc., whose functional currency was US dollars.

Loss on Settlement of Debt

For the three months ended May 31, 2016, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $Nil for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded a loss on settlement of debt in the amount of $13,474,507 compared to $Nil for the same nine month period in 2015.

The primary factors attributed to the resulting net loss on settlement of debt during the nine months ended May 31, 2016 were as follows:

On May 31, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations.

Effective November 18, 2015, the Company entered into debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations.

Effective November 18, 2015, the Company issued 10,329,983 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations.

Impairment Loss on Marketable Securities

For the three months ended May 31, 2016, the Company recorded an impairment loss on marketable securities in the amount of $Nil compared to $Nil for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded an impairment loss on marketable securities in the amount of $120,124 compared to $Nil for the same three month period in 2015.

As at May 31, 2016, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. During the nine months ended May 31, 2016, the Company re-classified the comprehensive loss of $110,525 to the statement of operations and recorded a further impairment of $9,599.

Gain on De-Recognition of Financial Liabilities

For the three months ended May 31, 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $Nil for the same three month period in 2015.

6

For the nine months ended May 31, 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 compared to $Nil for the same three month period in 2015.

Effective April 3, 2014, Dyami Energy’s charter was dissolved by the Secretary of State, Texas. Accordingly, the Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the Unaudited Interim Condensed Consolidated Statements of Operations.

Gain on disposal of subsidiary

For the three months ended May 31, 2016, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to $Nil for the three months ended May 31, 2015.

Concurrent with the purchase of DWF Technology, the Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016, and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489 for the nine months ended May 31, 2016 compared to $Nil for the nine months ended May 31, 2015.

Stock Based Compensation Expense

For the three months ended May 31, 2016, the Company recorded stock based compensation of $615,924 compared to $Nil for the same period in 2015.

For the nine months ended May 31, 2016, the Company recorded stock based compensation of $615,924 compared to $84,520 for the same period in 2015.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021. The Company recorded non-cash stock based compensation expense of $615,924.

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors of the Company. These options are exercisable at $01.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation-Non Employees

For the three months ended May 31, 2016 the Company recorded stock based compensation of $Nil compared to $Nil for the same period in 2015.

For the nine months ended May 31, 2016, the Company recorded stock based compensation of $Nil compared to $28,173 for the same period in 2015.

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

Loss on Derivative Liabilities

For the three and nine months ended May 31, 2016, the Company had no derivative liabilities.

For the three and nine months ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and $250,701 respectively as follows:

Derivative Warrant Liabilities

For the three months ended May 31, 2015, the Company recorded a gain on derivative warrant liabilities of $3,407.

For the nine months ended May 31, 2015, the Company recorded a loss on derivative warrant liabilities of $197,990.

The Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of operations.

Derivative Unit Liabilities

For the three months ended May 31, 2015, the Company recorded a loss on derivative unit liabilities of $742,059.

For the nine months ended May 31, 2015, the Company recorded a loss on derivative unit liabilities of $52,711.

7

At, May 31, 2015, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2014: US$1,216,175) (the “Note”). The Note has a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”). Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability that requires fair value measurement each period

Accretion of Convertible Secured Note

For the three months ended May 31, 2016, the Company recorded accretion on the secured convertible note in the amount of $Nil compared to $327,793 in the three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded accretion on the secured convertible note in the amount of $Nil compared to $475,755 for the nine months ended May 31, 2015.

At, May 31, 2015, the Company had a secured convertible note payable with a face value of US$1,216,175 (August 31, 2015: US$ Nil) (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate.

Gain on settlement of Litigation

For the three months ended May 31, 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded a gain on settlement of litigation in the amount of $Nil compared to $120,125 for the same three month period in 2015.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex Oil & Gas Holdings, Inc. (“Stratex”) exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to gain on settlement of litigation and marketable securities.

Unrealized loss on marketable securities

For the three months ended May 31, 2016, the Company recorded an unrealized loss on marketable securities in the amount of $Nil compared to $53,518 for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company recorded an unrealized loss on marketable securities in the amount of $Nil compared to $53,518 in the same three month period in 2015.

Effective March 25, 2015, the Company entered into a settlement agreement with a former director of the Company and received 1,200,000 common shares and 1,200,000 common share purchase warrants of Stratex exercisable at US$0.15 per expiring December 31, 2018. The 1,200,000 common shares and warrants were recorded at fair value of $120,125 and allocated to marketable securities and gain on settlement of litigation.

Effective March 31, 2015, the Company entered into a settlement with Stratex and received 1,333,333 common shares of Stratex as repayment of the disputed minimum royalty amount of US$152,293 and recorded the fair value of CDN$186,017 in marketable securities and a corresponding decrease in exploration and evaluation assets.

At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated statements of financial position date or the closing bid price on the last day the security traded if there were no trades at the consolidated statements of financial position date and such valuations are reflected in the consolidated financial statements.

Net Loss from Continuing Operations

Net loss from continuing operations for the three months ended May 31, 2016, was $852,752, compared to a net loss of $1,116,569 for the three months ended May 31, 2015. The decrease in loss during 2016 was related to a decrease of $738,652 in loss on derivative liabilities to $Nil versus $738,652 in 2015, and a decrease of $327,793 in accretion of convertible secured note to $Nil versus $327,793 the three month period in 2015.

Net loss from continuing operations for the nine months ended May 31, 2016, was $13,657,327, compared to a net loss of $1,533,065 for the nine months ended May 31, 2015. The increase in net loss during 2016 was primarily related to an increase in loss on settlement of debt of $13,474,507 compared to $Nil in 2015.

The increase in loss on settlement of debt during the nine month period in 2016, was primarily attributed to the conversion of debt through the issuance of capital of the Company at fair value, and the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements.

8

In addition, during the nine month period ended May 31, 2016, the Company recorded an increase in stock based compensation of $531,404 to $615,924 compared to $84,520 in 2015 and an impairment loss on marketable securities in the amount of $120,124 compared to $Nil in 2015. The increase in net loss during 2016, was partially offset by a gain on de-recognition of financial liabilities of $893,990 compared to $Nil in 2015.

Net Income (Loss) from Discontinued Operations Net of Tax

Net loss from discontinued operations net of tax for the three months ended May 31, 2016, was $Nil compared to a net loss from discontinued operations net of tax of $4,750,694 for the three months ended May 31, 2015.

Net income from discontinued operations net of tax for the nine months ended May 31, 2016, was $4,829 compared to a net loss from discontinued operations net of tax of $4,754,118 for the nine months ended May 31, 2015.

The Company entered into a Share Purchase and Debt Settlement Agreement effective May 31, 2016, and disposed of its interest in 1354166 Alberta. Accordingly, the Company’s investment in 1354166 Alberta had been deconsolidated from the Company’s Consolidated Financial Statements as at May 31, 2016, and presented as discontinued operations.

The following table presents the statements of operations and comprehensive income of 1354166 Alberta for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Revenue
Natural gas sales, net of royalties	$-	$11,904	$13,998	$37,264
Expenses
Operating costs	-	7,442	5,170	17,499
General and administrative	-	78	97	275
	-	(7,520)	(5,267)	17,774
Net income and comprehensive income from discontinued operations	$-	$4,384	$8,731	$19,490
Earnings per share basic from discontinued operations	$0.000	$0.002	$0.001	$0.007
Earnings per share diluted from discontinued operations	$0.000	$0.001	$0.001	$0.007

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc., for the periods set out:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2016	2015	2016	2015
Expenses
Accretion	$-	$462	$-	$930
General and administrative	-	34,422	3,902	52,484
Impairment loss on exploration and evaluation assets	-	4,720,194	-	4,720,194
Loss from discontinued operations	-	(4,755,078)	(3,902)	(4,773,608)
Foreign currency translation		(17,235)	-	691,207
Comprehensive loss from discontinued operations	$-	$(4,737,843)	$(3,902)	$(4,082,401)
Loss per share basic and diluted from discontinued operations	$-	$(1.718)	$(0.000)	$(1.724)

Net Loss

Net loss for the three months ended May 31, 2016, was $852,752, compared to a net loss of $5,867,263 for the three months ended May 31, 2015. The decrease in loss during 2016, was primarily related to an impairment loss on exploration and evaluation assets of $4,720,194 recorded in discontinued operations in the prior period in 2015.

Net loss for the nine months ended May 31, 2016, was $13,652,498, compared to a net loss of $6,287,183 for the nine months ended May 31, 2015. The increase in net loss during 2016 was primarily related to an increase in loss on settlement of debt of $13,474,507 compared to $Nil in 2015.

The increase in loss on settlement of debt during the nine months ended in 2016, was primarily attributed to the conversion of debt through the issuance of capital of the Company at fair value and the issuance of 10,329,983 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements.

9

In addition, during the nine month period ended May 31, 2016, the Company recorded an impairment of marketable securities in the amount of $120,124 compared to $Nil in 2015. The increase in net loss during 2016, was partially offset by a gain on de-recognition of financial liabilities of $893,990 compared to $Nil in 2015.

Other Comprehensive Income (Loss)

Impairment Loss on Marketable Securities-Continuing Operations

For the three months ended May 31, 2016, the Company reclassified an unrealized loss on marketable securities of $Nil to an impairment loss on marketable securities on the consolidated statement of operations (May 31, 2015 $Nil).

For the nine months ended May 31, 2016, the Company reclassified an unrealized loss on marketable securities of $110,525 to an impairment loss on marketable securities on the consolidated statement of operations (May 31, 2015 $Nil).

Foreign Currency Translation-Discontinued Operations

For the three months ended May 31, 2016, the Company incurred a loss on foreign currency translation of $Nil versus a loss of $17,235 for the same three month period in 2015.

For the nine months ended May 31, 2016, the Company incurred a gain on foreign currency translation of $Nil versus a gain of $691,207 for the same nine month period in 2015.

The gains during 2015 were related to translation differences between Zavala Inc.’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income (Loss)

Total other comprehensive loss for the three months ended May 31, 2016, was $Nil compared to $17,235 for the three months ended May 31, 2015.

Total other comprehensive income for the nine months ended May 31, 2016, was $110,525 compared to $691,207 for the three months ended May 31, 2015.

Net Loss and Comprehensive Loss

Net loss and comprehensive loss for the three months ended May 31, 2016, was $852,752 compared to $5,884,498 for the three months ended May 31, 2015. The decrease in net loss and comprehensive loss during 2016, was primarily related to an impairment loss on exploration and evaluation assets of $Nil compared to $4,720,194 recorded in discontinued operations in the prior period in 2015.

Total loss and comprehensive loss for the nine months ended May 31, 2016, was $13,541,973 compared to $5, 595,976 for the nine months ended May 31, 2015. The increase in net loss and comprehensive loss during 2016 was primarily related to an increase in loss on settlement of debt of $13,474,507 compared to $Nil in 2015.

Earnings (Loss) per Share, Basic

Basic loss per share from continuing operations for the three months ended May 31, 2016, was $0.022 compared to basic loss per share of $0.403 for the same three month period in 2015.

Basic income per share from discontinued operations for the three months ended May 31, 2016, was $Nil compared to basic loss per share of $1.717 for the same three month period in 2015.

Basic loss per share from continuing operations for the nine months ended May 31, 2016, was $0.591 compared to basic loss per share of $0.554 for the same nine month period in 2015.

Basic income per share from discontinued operations for the nine months ended May 31, 2016, was $Nil compared to basic loss per share of $1.718 for the same nine month period in 2015.

Total Loss per Share, Basic

Total basic loss per share for the three months ended May 31, 2016 was $0.022 compared to total basic loss per share of $2.120 for the same three month period in 2015.

Total basic loss per share from for the nine months ended May 31, 2016 was $0.591 compared to total basic loss per share of $2.272 for the same nine month period in 2015.

Earnings (Loss) per Share, Diluted

Diluted loss per share from continuing operations for the three months ended May 31, 2016, was $0.022 compared to diluted loss per share of $0.403 for the same three month period in 2015.

Diluted loss per share from discontinued operations for the three months ended May 31, 2016, was $Nil compared to diluted loss per share of $1.717 for the same three month period in 2015.

10

Diluted loss per share from continuing operations for the nine months ended May 31, 2016, was $0.591 compared to diluted loss per share of $0.554 for the same nine month period in 2015.

Diluted income per share from discontinued operations for the nine months ended May 31, 2016, was $Nil compared to diluted loss per share of $1.718 for the same nine month period in 2015.

Total Loss per Share, Diluted

Total diluted loss per share for the three months ended May 31, 2016, was $0.022 compared to total diluted loss per share of $2.120 for the same three month period in 2015.

Total diluted loss per share for the nine months ended May 31, 2016, was $0.591 compared to total diluted loss per share of $2.272 for the same nine month period in 2015.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results from continuing operations for the periods set out.

	2016	2016	2015	2015
For the quarter ending	May 31	February 29	November 30	August 31
Net income (loss) for the period	$(852,752)	$(497,465)	$(12,307,110)	$3,519,182
Earnings (loss) per share, basic	$(0.022)	$(0.020)	$(1.907)	$0.960
Earnings (loss) per share, diluted	$(0.022)	$(0.020)	$(1.907)	$0.937

During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a loss on settlement of debt in the amount of $483,431 and for the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,991,076. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, and a gain on disposal of subsidiary of $615,881.

	2015	2014	2014	2014
For the quarter ending	May 31	February 28	November 30	August 31
Net income (loss) for the period	$(1,116,569)	$269,539	$(686,033)	$(4,326,068)
Earnings (loss) per share, basic	$(0.403)	$0.097	$(0.248)	$(2.821)
Earnings (loss) per share, diluted	$(0.403)	$0.044	$(0.248)	$(2.821)

For the three month period ended May 31, 2015, the Company recorded a loss on derivative financial liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935.

CAPITAL EXPENDITURES

For the nine months ended May 31, 2016, the Company recorded net additions to exploration and evaluation assets of $Nil (August 31, 2015: $109,874)

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

During the period ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 for proceeds of $448,683.

On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit.

Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

During the nine months ended May 31, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

11

LIQUIDITY AND CAPITAL RESOURCES

Cash as of May 31, 2016, was $332,838 (August 31, 2015: $32,192). During the nine months ended May 31, 2016, the Company completed a private placements for gross proceeds of $80,000 and received $448,683 upon the exercise of 448,683 common share purchase warrants.

For the nine months ended May 31, 2016, the primary use of funds was related to general administrative expenses. The Company’s working capital at May 31, 2016 was $94,372 (August 31, 2015 working capital deficiency: $3,233,160). During the nine months ended May 31, 2016, the Company converted debt in the aggregate amount of $1,714,010 through the issuance of share capital.

Our current assets of $363,021 as at May 31, 2016 ($93,115 as of August 31, 2015) include the following items: cash $332,838 ($32,192 as of August 31, 2015), trade and other receivables $30,182 ($51,323 as of August 31, 2015) and marketable securities of $1 ($9,600 as of August 31, 2015).

Our current liabilities of $268,649 as of May 31, 2016 ($3,326,275 as of August 31, 2015) include the following items: trade and other $268,649 ($1,630,809 as of August 31, 2015); shareholders’ loans $Nil ($339,588 as of August 31, 2015); loans payable of $Nil ($1,063,105 as of August 31, 2015); derivative liabilities of $Nil ($281,210 as of August 31, 2015); and provisions of $Nil ($11,563 as of August 31, 2015).

At May 31, 2016, the Company had outstanding 5,454,165 common share purchase warrants exercisable at $1.00 per share and 1,605,190 common share purchase warrants exercisable at $0.35. If any of these common share purchase warrants are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

We anticipate further expenditures to expand our current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

PROVISIONS	Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015	11,563
Deconsolidation of 1354166 Alberta.( Note 16 b)	(11,563)
Balance, May 31, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligation was estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company had no decommissioning obligations at May 31, 2016 (August 31, 2015: $11,563 based on an undiscounted total future liability of $11,563).

12

Secured Note Payable

As at August 31, 2014, the Company had a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 1,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015. The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 13 a)	(925,611)
$-

Shareholder Loans

As at May 31, 2016, the Company had shareholders’ loans payable of $Nil (August 31, 2015: $339,588). For the period ended May 31, 2016, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at May 31, 2016, included in trade and other payables, is interest on shareholders’ loans of $Nil (August 31, 2015: $86,848).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 1,475,712 units in the capital of the Company at a price of $0.80 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $7,882,072 was allocated to the common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

13

November 18, 2015*
Market value on valuation date	$1.12
Contractual exercise rate	$1.00
Term (years)	1.79 Years
Expected market volatility	209.66%
Risk free rate using zero coupon US Treasury Security rate	0.90%

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Loans Payable

As at May 31, 2016, the Company had loans payable of $Nil (August 31, 2015: $1,063,105). For the period ended May 31, 2016, the Company recorded interest on the loans payable of $4,945. As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $15,619). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations The units are subject to the terms and conditions of a Lock up and Leak out agreement. Under the terms of Lock up and Leak out agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”). Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

At May 31, 2016, the Company had no derivative liabilities (August 31, 2015: $281,210 – Derivative Warrant Liabilities).

Derivative Warrant Liabilities

The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a financial liability and the fair value movement during the period was recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $*
As at August 31, 2014	74,383	1,325,307	37.40
Warrants expired	(61,335)	(1,258,206)	(46.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	13,048	281,210	46.66
Warrants expired	(13,048)	(281,210)	(46.66)
As at May 31, 2016	-	-	-

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

14

On April 13, 2015, 18,750 and 3,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 9,125 and 1,460 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 25,000 and 4,000 warrants exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

On September 25, 2015, 11,249 and 1,799 warrants expired exercisable at US$50.00 and US$25.00, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2015:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
11,249	50.00	September 25, 2015	0.07	220,640
1,799	25.00	September 25, 2015	0.07	60,570
13,048			0.07	281,210

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2016	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net loss, continuing operations	(852,752)	-	(852,752)	(13,657,527)	-	(13,657,527)
Net income, discontinued operations	-	-	-	4,829	-	4,829
Net loss	(852,752)	-	(852,752)	(13,652,498)	-	(13,652,498)

May 31, 2015
Net loss, continuing operations	(1,116,569)	-	(1,116,569)	(1,553,065)	-	(1,533,065)
Net loss, discontinued operations	4,384	(4,755,078)	(4,750,694)	19,490	(4,773,608)	(4,754,118)
Net loss	(1,112,185)	(4,755,078)	5,867,263	(1,513,575)	(4,773,608)	(6,287,183)

As at May 31, 2016	$ Canada	$ United States	$ Total
Total Assets	9,893,271	-	9,893,271
Total Liabilities	(268,649)	-	(268,649)

As at August 31, 2015	$ Canada	$ United States	$ Total
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

15

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Short term employee benefits (1)	$15,000	$37,500	$45,000	$112,500
Directors stock based compensation (2)	615,924	-	615,924	84,520
	$630,924	$37,500	$660,924	$197,020

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2016	August 31, 2015
Short term employee benefits (1)	$25,000	$125,000
	$25,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees. Commencing September 1, 2014, the Company accrued management fees for the President of the Company at a rate of $5,000 per month. On February 26, 2016, the President assigned $145,000 of management fees to an arms-length third party.
(2)	On November 12, 2014, the Company granted options to purchase 75,000 common shares to three directors of the Company. The options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. The options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021 (Note 13 d).

As at May 31, 2016, the amount of outstanding directors’ fees included in trade and other payables was $6,500 (August 31, 2015: $21,600). On February 29, 2016, Mr. Klyman, a director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company (Note 10).

As at May 31, 2016, the Company had a promissory note payable to the President of the Company of $Nil (August 31, 2015: $10,000). For the period ended May 31, 2016, the Company recorded interest on a promissory note to the President of $247 (August 31, 2015: $838). As at February 29, 2016, included in trade and other payables is outstanding interest of $Nil (August 31, 2015: $111,009). On February 26, 2016, the President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the President 1,140,000 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the President converted $38,239 in outstanding debt into 119,263 units in the capital of the Company (Note 10).

As at May 31, 2016, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $339,588 (US$249,250). For the period ended May 31, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at May 31, 2016, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 2,742,430 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was allocated to common shares in the amount of $1,830,983 and $1,468,190 was recorded as loss on settlement of debt in the statement of operations. The President of the Company is a major shareholder, officer and a director of Core.

SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Interim Condensed Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2015.

NEWLY ADOPTED ACCOUNTING POLICIES

Intangible assets

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets which have a finite useful life are amortized over the useful economic life of the asset and are stated at cost less accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits is accounted for by changing the amortization period or method, as appropriate, and adjusted prospectively.

16

Amortization is calculated using the straight-line basis over the estimated useful life of the asset. The Company has elected to amortize the technology over 5 years.

Intangible assets with indefinite useful lives are not amortized. The assessment of indefinite life is reviewed at each reporting date to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended November 30, 2015 to the critical accounting estimates and judgments.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. On February 29, 2016, the Company filed articles of amendment, amending the attributes of the preferred shares.

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number*	Amount $
Balance August 31, 2014	2,767,637	9,072,181
Common shares issued upon the settlement of secured convertible note (Note 13 b (b))	1,000,000	925,611
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note b (c))	9,543,110	6,371,457
Common shares issued as private placement(Note b (d))	500,000	50,000
Common Shares issued as anti-dilution provision (Note b (e))	10,329,983	4,542,981
Common shares issued as private placement (Note b (f))	100,000	8,654
Common shares issued as debt extinguishment (Note b (g))	1,505,190	638,295
Common shares issued on acquisition of DWF Technology (Note b (h))	12,500,000	5,040,575
Common shares issued on exercise of warrants (Note b (i))	448,683	763,355
Balance May 31, 2016	38,694,603	27,413,109

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

17

Preferred Shares Issued:

The following table sets out the changes in the Series A Preferred Shares during the respective periods:

	Number of Preferred Shares	Amount $ Allocated to Common Shares	Amount $ Allocated to Warrants	Total $ of Preferred Shares
Balance, August 31, 2014 and 2015	-	-	-	-
Series A Preferred Shares issued on acquisition of DWF Technology ( Note b (h))	5,750,000	2,331,625	2,127,500	4,459,125
Balance May 31, 2016	5,750,000	2,331,625	2,127,500	4,459,125

The Series A Preferred Shares are convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years. The estimated fair value of the units underlying the Series A Preferred Shares of approximately $4,459,125 was derived from the market value of the Company’s common shares and discounted after factoring in certain provisions and conditions of the Lock-up and Leak-out Agreement, the Escrow Agreement, Rule 144 restrictions of the Securities Act of 1933 and the associated liquidity risk. In addition, significant assumptions were also utilized in the Binomial Lattice process for the warrant component of the Series A Preferred Shares as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2016		August 31, 2015
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	737,856	$1.00	929,356	$1.80
Warrants expired (Note b (a)	-	-	(191,500)	$5.00
Warrants issued (Note b (e))	5,164,992	$1.00	-	-
Warrants issued (Note b (f))	100,000	$0.35	-	-
Warrants issued (Note b (g))	1,505,190	$0.35	-	-
Warrants exercised (Note b (i))	(448,683)	$1.00	-	-
Balance, end of period	7,059,355	$0.85	737,856	$1.00

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

(a)            On January 24, 2015, 60,000 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 131,500 common share purchase warrants exercisable at $5.00 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)            Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 1,000,000 shares of common stock of the Company with a fair value of $925,611 (Note 10).

(c)            Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations (Note 10).

(d)            Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

18

(e)            Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations (Note 10).

(f)            On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019.The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(g)            On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the statement of operations. The units are subject to the terms and conditions of a Lock up and Leak out agreement (Note 10).

(h)            Effective February 29, 2016, the Company acquired the net assets of Digital Widget Factory Inc., a Belize company in an all-stock transaction by issuing 12,500,000 million common shares and 5,750,000 Series A preferred shares. The Series A preferred shares are convertible into units of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire an additional common share of the Company for $0.35 for up to 3 years (the “Purchase Price Shares”). The fair value of the transaction was estimated at approximately $9,499,700 (net of transaction costs of $30,550) and allocated to common shares in the amount of $5,040,575 and Preferred Shares in the amount of $4,459,125. All of the Purchase Price Shares are subject to the provisions of an Escrow Agreement and a Lock-up and Leak-out Agreement (Note 5).

(i)             During the quarter ended May 31, 2016, 448,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $448,683. The amount allocated to warrants using a Binomial Lattice model was $314,672.

The following table summarizes the outstanding warrants as at May 31, 2016 and August 31, 2015, respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,454,165	$1.00	August 30, 2017	1.25	3,825,498
1,605,190	$0.35	March 1, 2019	2.75	603,760
7,059,355	$0.85		1.59	4,429,258

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
737,856	$1.00	August 30, 2017	2.00	801,079

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Six Months Ended
	May 31,		May 31
	2016	2015	2016	2015
Weighted Average Shares Outstanding, basic*	38,379,842	2,767,640	23,099,092	2,767,640
Weighted Average Shares Outstanding, diluted*	57,530,491	6,088,376	39,678,541	2,767,640

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

19

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price*
Balance, August 31, 2014	10,500	$16.40
Granted	100,000	1.20
Expired	(500)	(16.40)
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, May 31, 2016	383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

The following table is a summary of the Company's stock options outstanding and exercisable as at May 31, 2016 and August 31, 2015, respectively:

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	8,000	$0.33	0.75	February 17, 2017	8,000	$0.33
$1.20	75,000	$0.23	3.45	November 11, 2019	75,000	$0.23
$2.19	300,000	$1.72	4.84	March 31, 2021	300,000	$1.72
	383,000	$2.28	4.48		383,000	$2.28

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Options Outstanding					Options Exercisable
Exercise Price*	Number of Options*	Weighted Average Exercise Price*	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options*	Weighted Average Exercise Price*
$16.00	10,000	$16.40	1.50	February 17, 2017	10,000	$16.40
$1.20	100,000	$1.20	4.20	November 11, 2019	100,000	$1.20
	110,000	$2.50	3.95		110,000	$2.50

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 75,000 common shares to directors. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

On March 21, 2016, 2,000 options exercisable at $16.00 expired and 25,000 options exercisable at $1.20 expired. The Company recorded an increase to contributed surplus of $60,143.

On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. These options are exercisable at $2.19 per share, vest immediately and expire on March 31, 2021. The Company recorded non-cash stock based compensation expense of $615,924.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 25,000 common shares to a consultant of the Company. These options are exercisable at $1.20 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	April 1, 2016	November 12, 2014*
Weighted average fair value per option	$2.05	$1.10
Weighted average risk free interest rate	0.70%	1.54%
Forfeiture rate	0%	0%
Weighted average expected volatility	165.35%	287.49%
Expected life (years)	5	5
Dividend yield	Nil	Nil

*Reflects the February 1, 2016 one (1) for ten (10) consolidation

20

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount $
Balance, August 31, 2014	1,389,898
Stock options expired (Note 13 d)	11,112
Warrants expired (Note 13 b)	1,169,889
Derivative warrants expired (Note 11)	1,258,206
Balance, August 31, 2015	3,829,105
Derivative warrants expired (Note 11)	281,210
Stock options expired (Note 13 d)	60,143
Balance, May 31, 2016	4,170,458

SUBSEQUENT EVENTS

Subsequent to May 31, 2016, 70,000 common share purchase warrants were exercised for proceeds of $70,000.

Subsequent to May 31, 2016, the Company entered into a consulting agreement and as part of the consideration for the services the Company has issued 1,750,000 common share purchase warrants, valid for 5 years with cashless exercise provisions issued at a price of C$1.50 vesting 437,500 per quarter.

Subsequent to May 31, 2016, the Company’s wholly owned Ontario subsidiary, ICE Studio Productions Inc. signed an agreement with the YES Network and Catch Star Studios LLC to air Catch Star Studios LLC’s original programming series, Stars and PinStripes on the YES Network beginning in August. This new and original series will feature an elite cast of some of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences.

21